Cementos Lima S.A.

06010777

FILE NO.
82-3911

VAL-008-06
January 31, 2006

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

SUPPL

1. Quarterly Report as of September 30, 2005.

   Date: filed with CONASEV on December 5, 2005.

   Required by: CONASEV

2. Monthly information as of December 31, 2005 relating ADRs holders'share on the Capital Stock.

   Date: filed with CONASEV on January 4, 2006.

   Required by: CONASEV

3. Quarterly information as of December 31, 2005 relating ADRs transactions.

   Date: filed with CONASEV on January 4, 2006.

   Required by: CONASEV

4. Letter related to the Board of Directors' Meeting to be held on January 25, 2006.

   Date: filed with CONASEV on January 20, 2006.

   Required by: CONASEV

5. Resolutions adopted at the January 25, 2006 Board of Directors' Meeting.

   Date: filed with CONASEV on January 25, 2006.

   Required by: CONASEV

6. Letter related to cash dividend of US$ 0.13 per Share of Common Stock.

   Date: filed with CONASEV on January 25, 2006.

   Required by: CONASEV

7. Letter related to cash dividend of US$ 0.013 per Investment Share.

   Date: filed with CONASEV on January 25, 2006.

   Required by: CONASEV

8. Interim unaudited Financial Statements as of December 31, 2006.

   Date: filed with CONASEV on January 25, 2006.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC


Cementos Lima S.A.

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N° 82-3911

VAL-004-06

January 4, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of December 31, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

(FREE TRANSLATION)

FILE N°
82-3911

VAL-005-06

January 04, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of December 31, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS



(FREE TRANSLATION)

FILE N°
82-3911

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/10/05
31/12/05

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	333
NUMBER OF ADRs OUTSTANDING:	28,938
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	9.91
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO:	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293


Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/10/05
31/12/05

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	9.91
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO:	1: 1

FILE: TRA-ADRS1

(FREE TRANSLATION)

FILE NO.
82-3911

GF.0004.05
Lima, January 20, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, January 25, 2006 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim unaudited Financial Statements as of December 31, 2005.
- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2005.

Regarding this distribution of profits, it will be proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'420,575.63 against the 2005 partial earnings.

Dividend per Common Share US$ 0.13
Dividend per Investment Share US$ 0.013

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4



(FREE TRANSLATION)

**FILE NO.
82-3911**

GF.0004.05

Lima, January 25, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on January 25, 2006:

- Application of earnings against the net distributable income corresponding to the Fiscal Year 2005.

Regarding this distribution of profits, it was agreed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'420,575.63 against the 2005 earnings.

Dividend per Common Share US$ 0.13
Dividend per Investment Share US$ 0.013

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4



(FREE TRANSLATION)

FILE N°
82-3911

GF.0005.06

Lima, January 25, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on January 25, 2006, concerning the cash dividend of US$ 0.13 per Common Share.

The record date will be February 13, 2006, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (February 9, 2006) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on February 28, 2006 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2



Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0006.06

Lima, January 25, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on January 25, 2006, concerning the cash dividend of US$ 0.013 per Investment Share.

The record date will be February 13, 2006, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (February 9, 2006) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on February 28, 2006 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

CEMENTOS LIMA S.A.
Balance Sheet
As of December 31, 2005 and December 31, 2004
(In thousands of constant nuevos soles)

Assets	December 31, 2005	December 31, 2004
Current Assets		
Cash and Banks	31,006	7,360
Marketable securities		
Trade accounts receivable	30,863	16,279
Affiliates	3,424	11,694
Other accounts receivable	6,499	11,293
Inventories	184,134	165,869
Prepaid expenses	9,465	5,932
Total Current Assets	**265,391**	**218,427**
Long/Term accounts receivable		
Long/Term affiliates		
Other non current accounts receivable	10,495	9,260
Inventories	61,862	42,525
Investments	28,642	28,636
Fixed assets - Net	630,423	628,271
Other assets	54,916	53,057
Total Non-current Assets	**786,338**	**761,749**
Total Assets	**1,051,729**	**980,176**

Liabilities and Stockholders Equity	December 31, 2005	December 31, 2004
Current liabilities		
Bank overdrafts and loans	106,024	45,815
Trade accounts payable	36,726	39,612
Affiliates	10,522	3,412
Other accounts payable	34,556	33,535
Current portion of long-term debts	5,147	9,849
Total Current Liabilities	**192,975**	**132,223**
Long-term debts		4,924
Deferred taxes and others.	45,541	57,181
Total Non-current Liabilities	**45,541**	**62,105**
Total Liabilities	**238,516**	**194,328**
Stockholders Equity		
Capital stock	393,168	393,168
Investment shares	50,789	50,789
Legal reserves	73,853	73,853
Other reserves		
Retained earnings	295,403	268,038
Total Stockholders equity	**813,213**	**785,848**
Total Liabilities and Stockholders equity	**1,051,729**	**980,176**

M : [illegible] / BNY / GG / GF / GDC

CEMENTOS LIMA S. A.
JUAN PABLO KOCK CASTRO
CONTADOR GENERAL

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the period ended December 31, 2005 and 2004
(In thousands of constant nuevos soles)

	For the 3 months period ended December 31, 2005	For the 3 months period ended December 31, 2004	For the 12 months period ended December 31, 2005	For the 12 months period ended December 31, 2004
Net sales	169,334	140,551	650,008	566,361
Other operating income	2,062	1,347	7,027	5,156
Total Gross Revenues	**171,396**	**141,898**	**657,035**	**571,517**
Cost of sales	(84,411)	(81,073)	(381,362)	(317,012)
Other operating cost	(1,555)	(1,572)	(4,662)	(5,490)
Total Operating Cost	**(85,966)**	**(82,645)**	**(386,024)**	**(322,502)**
Gross Profit	**85,430**	**59,253**	**271,011**	**249,015**
Operating expenses				
Selling expenses	(6,672)	(5,350)	(23,266)	(19,287)
Administrative expenses	(25,905)	(18,886)	(88,394)	(85,163)
Operating income	**52,853**	**35,017**	**159,351**	**144,565**
Others Income (Expenses)				
Financial income	3,707	6,928	15,156	18,547
Financial expenses	(7,313)	(6,847)	(23,172)	(19,089)
Other income	2,260	16,991	22,025	43,726
Other expenses	(329)	(13,809)	(18,630)	(36,180)
Gain (Loss) due to inflation		546		5,062
Income before employee profit sharing and income tax	**51,178**	**38,826**	**154,730**	**156,631**
Employees' Profit Sharing - current and deferred	(4,979)	(4,268)	(15,199)	(16,119)
Income Tax - current and deferred	(13,446)	(11,740)	(40,875)	(44,003)
Income before extraordinary items	**32,753**	**22,818**	**98,656**	**96,509**
Extraordinary items -Income				
Extraordinary items -Expenses				
Income before minority interest	**32,753**	**22,818**	**98,656**	**96,509**
Minority interest				
Net income	**32,753**	**22,818**	**98,656**	**96,509**
Dividends on preferent shares				
Income(Loss) Atributable to shareholders	**32,753**	**22,818**	**98,656**	**96,509**
Basic net income per common shares	0.790000	0.550000	2.370000	2.310000
Basic net income per investment shares	0.080000	0.050000	0.240000	0.230000
Diluted net income per common shares	0.790000	0.550000	2.370000	2.310000
Diluted net income per investment shares	0.080000	0.050000	0.240000	0.230000

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the period ended December 31, 2005 and 2004
(in thousands of constant nuevos soles)

	From January 1st until December 31, 2005	From January 1st until December 31, 2004
OPERATING ACTIVITIES		
Collection to customers	777,675	702,649
Other collections in cash related to this activities		
Others Collections related to this activities		
Menos:		
Payments to suppliers	(506,068)	(385,136)
Payment of remunerations and severance indemnities	(48,317)	(48,860)
Payments taxes	(72,887)	(77,754)
Payments of interests	(3,010)	(2,996)
Others Payments related to this activities		(6,091)
Increase (Decrease) of cash and cash equiv. from operating activities	**147,393**	**181,812**
INVESTING ACTIVITIES		
Income per sale of securities		
Income per disposal of fixed assets		
Other income in cash related to this activity		
Other collections related to this activity		49
Less:		
Payments for purchases of investment	(6)	
Payments for purchases of fixed assets	(96,819)	(50,661)
Increase of other assets	(6,032)	(5,721)
Other payments related to this activity		
Increase (Decrease) of cash and cash equiv. from investing activities	**(102,857)**	**(56,333)**
FINANCING ACTIVITIES		
Issuance of shares or new contrib		
Issuance of bonds and increase in loans	60,209	
Other income in cash related to this activity		
Less:		
Payments of bank loans		(11,823)
Payments of other long-term debts	(9,819)	(27,808)
Payments of dividends and other participations	(71,280)	(81,334)
Other payments in cash related to this activity		
Increase (Decrease) of cash and cash equiv. from financing activities	**(20,890)**	**(120,965)**
Increase (Decrease) net of cash and cash equiv.	23,646	4,514
Cash and cash equiv. Balance at the beginning of the period	7,360	2,846
Gain (loss) per exposure to inflation		
Cash and cash equiv. Balance at the end of the period	**31,006**	**7,360**

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

RECONCILIATION OF NET INCOME (LOSS)		
Net income (loss) of the period	98,656	96,509
Plus:		
Provision for bad debts		65
Adjustments		
Depreciation	92,272	90,187
Intangible Amortization & Write off	4,173	3,733
Other provisions		
Loss in disposal of fixed assets	924	1,585
Provision for decrease in value of assets	1,663	1,265
Loss in sale of securities		
Loss attributable to non-current monetary assets		
Others		
Less:		
Adjustments		
Gain in disposal of fixed assets		
Gain in sale securities		
Deferred income tax and deferred employee profit sharing	(9,571)	(1,943)
Loss (gain) due to inflation		(6,610)
Gain attributable to non-current monetary liabilities		
Others		
Net changes in assets and liabilities:		
(Increase) Decrease of trade accounts receivable	(14,584)	6,837
(Increase) Decrease of accounts receivable from affiliates	8,270	(2,873)
(Increase) Decrease of others accounts receivable	3,559	(1,357)
(Increase) Decrease of inventories	(37,602)	(27,439)
(Increase) Decrease in prepaid expenses	(3,532)	611
Increase (Decrease) in trade accounts payable	(2,886)	6,493
Increase (Decrease) in accounts payable from affiliates	7,110	1,492
Increase (Decrease) in other accounts payable	(1,059)	13,257
Increase (Decrease) of cash and cash equiv. from operating activities	147,393	181,812

CEMENTOS LIMA S. A.

JUAN PABLO ROCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

CEMENTOS LIMA S.A.
STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY
For the period ended December 31, 2005 and 2004
(In thousands of constant nuevos soles)

	Capital	Labor Shares	Legal Reserve	Other Reserves	Retained Earnings	Total
Initial balance at January 01,2004	393,168	50,789	77,472		249,039	770,468
1 Dividends Declared					(81,334)	(81,334)
2 Capitalization of reinvested investments						
3 Net Income					96,509	96,509
4 Others			(3,619)		3,824	205
Final Balance at December 31, 2004	**393,168**	**50,789**	**73,853**		**268,038**	**785,848**
Initial balance at January 01, 2005	393,168	50,789	73,853		268,038	**785,848**
1 Dividends Declared					(71,349)	(71,349)
2 Net Income					98,656	98,656
3 Others					58	58
Final Balance at December 31, 2005	**393,168**	**50,789**	**73,853**		**295,403**	**813,213**

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

CEMENTOS LIMA S.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2005
T010	CURRENT COMMON SHARES (units)	No decimals to be considered	36926629
T020	CURRENT INVESTMENT SHARES (units)	No decimals to be considered	47701066
T030	NOMINAL VALUE OF COMMON SHARES (soles)	Include 2 decimals with no dot. Example: If S/10.00, then 1000.	1000
T040	NOMINAL VALUE OF INVESTMENT SHARES (soles)	Include 2 decimals with no dot. Example: If S/1.00, then 100.	100
T050	ACCUMULATED PROVISION FOR DOUBTFUL DEBTS (thousands soles)	No decimals to be considered	863
T060	ACUMULATED PROVISION FOR STOCKS DEVALUATION (thousands soles)	No decimals to be considered	
T070	ACCUMULATED PROVISION FOR INVESTMENTS FLUCTUATION (thousands soles)	No decimals to be considered	20
T080	ACCUMULATED AMORTIZATION OF INTANGIBLES (thousands soles)	No decimals to be considered	40984
T090	ACCUMULATED DEPRECIATION (thousands soles)	No decimals to be considered	1248124
T100	ACQUISITION OF INVESTMENTS DURING YEAR ENDED 12.31 (thousands soles)	No decimals to be considered	6
T110	REAL ESTATE, MACHINERY AND EQUIPMENTS ACQUISITION DURING Y-E 12.31 (thousands soles)	No decimals to be considered	96819
T120	ASSETS REVALUATION (thousands soles)	No decimals to be considered	

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

21/11/05	Westpac Custodian Nominees	2,500	0
21/11/05	Westpac Custodian Nominees	3,382	0
21/11/05	Westpac Custodian Nominees	1,330	0
21/11/05	Westpac Custodian Nominees	4,942	0
21/11/05	Westpac Custodian Nominees	16,490	0
21/11/05	Westpac Custodian Nominees	3,217	0
21/11/05	Westpac Custodian Nominees	17,340	0
21/11/05	Westpac Custodian Nominees	11,553	0
21/11/05	Westpac Custodian Nominees	11,218	0
21/11/05	Westpac Custodian Nominees	1,898	0
21/11/05	Westpac Custodian Nominees	2,612	0
21/11/05	Westpac Custodian Nominees	6,000	0
21/11/05	Westpac Custodian Nominees	42,500	0
21/11/05	Westpac Custodian Nominees	4,359	0
21/11/05	Westpac Custodian Nominees	8,576	0
21/11/05	Westpac Custodian Nominees	6,953	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	5,642	0
21/11/05	Westpac Custodian Nominees	2,955	0
21/11/05	Westpac Custodian Nominees	4,270	0
21/11/05	Westpac Custodian Nominees	4,137	0
21/11/05	Westpac Custodian Nominees	7,030	0
21/11/05	Westpac Custodian Nominees	10,735	0
21/11/05	Westpac Custodian Nominees	10,326	0
21/11/05	Westpac Custodian Nominees	7,400	0
21/11/05	Westpac Custodian Nominees	2,146	0
21/11/05	Westpac Custodian Nominees	5,000	0
21/11/05	Westpac Custodian Nominees	5,678	0
21/11/05	Westpac Custodian Nominees	10,700	0
21/11/05	Westpac Custodian Nominees	5,150	0
21/11/05	Westpac Custodian Nominees	92,492	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	5,900	0
21/11/05	Westpac Custodian Nominees	3,600	0
21/11/05	Westpac Custodian Nominees	6,500	0
21/11/05	Westpac Custodian Nominees	34,809	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	2,737	0
21/11/05	Westpac Custodian Nominees	3,721	0
21/11/05	Westpac Custodian Nominees	4,700	0
21/11/05	Westpac Custodian Nominees	3,275	0
21/11/05	Westpac Custodian Nominees	3,550	0
21/11/05	Westpac Custodian Nominees	30,491	0
21/11/05	Westpac Custodian Nominees	5,922	0
21/11/05	Westpac Custodian Nominees	6,083	0
21/11/05	Westpac Custodian Nominees	1,186	0
21/11/05	Westpac Custodian Nominees	4,800	0
21/11/05	Westpac Custodian Nominees	6,330	0
21/11/05	Westpac Custodian Nominees	620	0
21/11/05	Westpac Custodian Nominees	3,466	0
21/11/05	Westpac Custodian Nominees	3,200	0
21/11/05	Westpac Custodian Nominees	1,117	0
21/11/05	Westpac Custodian Nominees	9,654	0
21/11/05	Westpac Custodian Nominees	14,010	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	2,214	0
21/11/05	Westpac Custodian Nominees	29,373	0
21/11/05	Westpac Custodian Nominees	1,100	0

21/11/05	Westpac Custodian Nominees	5,996	0
21/11/05	Westpac Custodian Nominees	2,647	0
21/11/05	Westpac Custodian Nominees	5,860	0
21/11/05	Westpac Custodian Nominees	7,817	0
21/11/05	Westpac Custodian Nominees	9,047	0
21/11/05	Westpac Custodian Nominees	4,831	0
21/11/05	Westpac Custodian Nominees	4,978	0
21/11/05	Westpac Custodian Nominees	2,948	0
21/11/05	Westpac Custodian Nominees	8,994	0
21/11/05	Westpac Custodian Nominees	7,095	0
21/11/05	Westpac Custodian Nominees	9,842	0
21/11/05	Westpac Custodian Nominees	8,700	0
21/11/05	Westpac Custodian Nominees	10,858	0
21/11/05	Westpac Custodian Nominees	11,774	0
21/11/05	Westpac Custodian Nominees	2,089	0
21/11/05	Westpac Custodian Nominees	2,300	0
21/11/05	Westpac Custodian Nominees	1,250	0
21/11/05	Westpac Custodian Nominees	2,023	0
21/11/05	Westpac Custodian Nominees	4,200	0
21/11/05	Westpac Custodian Nominees	7,397	0
21/11/05	Westpac Custodian Nominees	4,600	0
21/11/05	Westpac Custodian Nominees	1,300	0
21/11/05	Westpac Custodian Nominees	3,350	0
21/11/05	Westpac Custodian Nominees	7,195	0
21/11/05	Westpac Custodian Nominees	3,800	0
21/11/05	Westpac Custodian Nominees	1,570	0
21/11/05	Westpac Custodian Nominees	1,770	0
21/11/05	Westpac Custodian Nominees	5,719	0
21/11/05	Westpac Custodian Nominees	6,977	0
21/11/05	Westpac Custodian Nominees	5,961	0
21/11/05	Westpac Custodian Nominees	3,711	0
21/11/05	Westpac Custodian Nominees	33,694	0
21/11/05	Westpac Custodian Nominees	1,051	0
21/11/05	Westpac Custodian Nominees	19,800	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	2,896	0
21/11/05	Westpac Custodian Nominees	6,027	0
21/11/05	Westpac Custodian Nominees	6,654	0
21/11/05	Westpac Custodian Nominees	26,600	0
21/11/05	Westpac Custodian Nominees	11,000	0
21/11/05	Westpac Custodian Nominees	5,581	0
21/11/05	Westpac Custodian Nominees	9,245	0
21/11/05	Westpac Custodian Nominees	3,146	0
21/11/05	Westpac Custodian Nominees	12,280	0
21/11/05	Westpac Custodian Nominees	8,530	0
21/11/05	Westpac Custodian Nominees	3,925	0
21/11/05	Westpac Custodian Nominees	6,199	0
21/11/05	Westpac Custodian Nominees	9,993	0
21/11/05	Westpac Custodian Nominees	6,460	0
21/11/05	Westpac Custodian Nominees	2,813	0
21/11/05	Westpac Custodian Nominees	5,228	0
21/11/05	Westpac Custodian Nominees	8,467	0
21/11/05	Westpac Custodian Nominees	8,257	0
21/11/05	Westpac Custodian Nominees	30,892	0
21/11/05	Westpac Custodian Nominees	655	0
21/11/05	Westpac Custodian Nominees	6,410	0
21/11/05	Westpac Custodian Nominees	650	0
21/11/05	Westpac Custodian Nominees	3,300	0

21/11/05	Westpac Custodian Nominees	10,648	0
21/11/05	Westpac Custodian Nominees	1,316	0
21/11/05	Westpac Custodian Nominees	7,548	0
21/11/05	Westpac Custodian Nominees	4,798	0
21/11/05	Westpac Custodian Nominees	7,112	0
21/11/05	Westpac Custodian Nominees	4,400	0
21/11/05	Westpac Custodian Nominees	16,205	0
21/11/05	Westpac Custodian Nominees	5,683	0
21/11/05	Westpac Custodian Nominees	3,044	0
21/11/05	Westpac Custodian Nominees	1,800	0
21/11/05	Westpac Custodian Nominees	3,900	0
21/11/05	Westpac Custodian Nominees	3,708	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	1,200	0
21/11/05	Westpac Custodian Nominees	5,025	0
21/11/05	Westpac Custodian Nominees	4,776	0
21/11/05	Westpac Custodian Nominees	2,800	0
21/11/05	Westpac Custodian Nominees	2,700	0
21/11/05	Westpac Custodian Nominees	5,093	0
21/11/05	Westpac Custodian Nominees	1,200	0
21/11/05	Westpac Custodian Nominees	2,401	0
21/11/05	Westpac Custodian Nominees	7,719	0
21/11/05	Westpac Custodian Nominees	3,008	0
21/11/05	Westpac Custodian Nominees	5,492	0
21/11/05	Westpac Custodian Nominees	4,380	0
21/11/05	Westpac Custodian Nominees	2,810	0
21/11/05	Westpac Custodian Nominees	13,321	0
21/11/05	Westpac Custodian Nominees	3,901	0
21/11/05	Westpac Custodian Nominees	20,100	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	3,097	0
21/11/05	Westpac Custodian Nominees	500	0
21/11/05	Westpac Custodian Nominees	3,308	0
21/11/05	Westpac Custodian Nominees	6,800	0
21/11/05	Westpac Custodian Nominees	2,800	0
21/11/05	Westpac Custodian Nominees	7,521	0
21/11/05	Westpac Custodian Nominees	12,204	0
21/11/05	Westpac Custodian Nominees	2,399	0
21/11/05	Westpac Custodian Nominees	7,650	0
21/11/05	Westpac Custodian Nominees	5,500	0
21/11/05	Westpac Custodian Nominees	14,000	0
21/11/05	Westpac Custodian Nominees	7,100	0
21/11/05	Westpac Custodian Nominees	1,000	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	6,766	0
21/11/05	Westpac Custodian Nominees	10,650	0
21/11/05	Westpac Custodian Nominees	8,600	0
21/11/05	Westpac Custodian Nominees	7,260	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	11,255	0
21/11/05	Westpac Custodian Nominees	5,000	0
21/11/05	Westpac Custodian Nominees	4,200	0
21/11/05	Westpac Custodian Nominees	2,100	0
21/11/05	Westpac Custodian Nominees	9,745	0
21/11/05	Westpac Custodian Nominees	9,752	0
21/11/05	Westpac Custodian Nominees	3,762	0
21/11/05	Westpac Custodian Nominees	6,366	0
21/11/05	Westpac Custodian Nominees	6,639	0

21/11/05	Westpac Custodian Nominees	5,696	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	2,960	0
21/11/05	Westpac Custodian Nominees	4,750	0
21/11/05	Westpac Custodian Nominees	6,300	0
21/11/05	Westpac Custodian Nominees	7,798	0
21/11/05	Westpac Custodian Nominees	26,000	0
21/11/05	Westpac Custodian Nominees	6,604	0
21/11/05	Westpac Custodian Nominees	6,314	0
21/11/05	Westpac Custodian Nominees	2,300	0
21/11/05	Westpac Custodian Nominees	28,000	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	9,160	0
21/11/05	Westpac Custodian Nominees	2,400	0
21/11/05	Westpac Custodian Nominees	3,750	0
21/11/05	Westpac Custodian Nominees	7,868	0
21/11/05	Westpac Custodian Nominees	4,347	0
21/11/05	Westpac Custodian Nominees	8,400	0
21/11/05	Westpac Custodian Nominees	3,602	0
21/11/05	Westpac Custodian Nominees	15,300	0
21/11/05	Westpac Custodian Nominees	2,200	0
21/11/05	Westpac Custodian Nominees	8,480	0
21/11/05	Westpac Custodian Nominees	5,374	0
21/11/05	Westpac Custodian Nominees	5,612	0
21/11/05	Westpac Custodian Nominees	6,380	0
21/11/05	Westpac Custodian Nominees	3,960	0
21/11/05	Westpac Custodian Nominees	11,644	0
21/11/05	Westpac Custodian Nominees	5,600	0
21/11/05	Westpac Custodian Nominees	68,300	0
21/11/05	Westpac Custodian Nominees	28,856	0
21/11/05	Westpac Custodian Nominees	5,783	0
22/11/05	Westpac Custodian Nominees	47,010	127,002
22/11/05	Westpac Custodian Nominees	3,930	10,617
22/11/05	Westpac Custodian Nominees	60,140	162,474
22/11/05	Westpac Custodian Nominees	-2,139	-6,022
22/11/05	Westpac Custodian Nominees	-921	-2,593
22/11/05	Westpac Custodian Nominees	-547	-1,540
22/11/05	Westpac Custodian Nominees	-1,433	-4,034
22/11/05	Westpac Custodian Nominees	-1,092	-3,074
22/11/05	Westpac Custodian Nominees	-2,297	-6,467
22/11/05	Westpac Custodian Nominees	-706	-1,988
22/11/05	Westpac Custodian Nominees	-720	-2,027
22/11/05	Westpac Custodian Nominees	-707	-1,990
22/11/05	Westpac Custodian Nominees	-2,042	-5,749
22/11/05	Westpac Custodian Nominees	-2,017	-5,678
22/11/05	Westpac Custodian Nominees	-895	-2,520
22/11/05	Westpac Custodian Nominees	-659	-1,855
22/11/05	Westpac Custodian Nominees	-890	-2,506
22/11/05	Westpac Custodian Nominees	-742	-2,089
22/11/05	Westpac Custodian Nominees	-582	-1,639
22/11/05	Westpac Custodian Nominees	-3,400	-9,572
22/11/05	Westpac Custodian Nominees	-1,082	-3,046
22/11/05	Westpac Custodian Nominees	-469	-1,320
22/11/05	Westpac Custodian Nominees	-1,409	-3,967
22/11/05	Westpac Custodian Nominees	-1,289	-3,629
22/11/05	Westpac Custodian Nominees	-999	-2,812
22/11/05	Westpac Custodian Nominees	-5,503	-15,493
22/11/05	Westpac Custodian Nominees	-432	-1,216

22/11/05	Westpac Custodian Nominees		-1,378	-3,879
22/11/05	Westpac Custodian Nominees		-1,151	-3,240
22/11/05	Westpac Custodian Nominees		-741	-2,086
22/11/05	Westpac Custodian Nominees		-509	-1,433
22/11/05	Westpac Custodian Nominees		-1,644	-4,628
22/11/05	Westpac Custodian Nominees		-900	-2,534
22/11/05	Westpac Custodian Nominees		-1,148	-3,232
22/11/05	Westpac Custodian Nominees		-523	-1,472
22/11/05	Westpac Custodian Nominees		1,300	3,718
22/11/05	Westpac Custodian Nominees		-1,124	-3,164
22/11/05	Westpac Custodian Nominees		-1,312	-3,694
22/11/05	Westpac Custodian Nominees		-2,743	-7,722
22/11/05	Westpac Custodian Nominees		-1,497	-4,215
22/11/05	Westpac Custodian Nominees		-556	-1,565
22/11/05	Westpac Custodian Nominees		-673	-1,895
22/11/05	Westpac Custodian Nominees		-2,300	-6,475
22/11/05	Westpac Custodian Nominees		-853	-2,401
22/11/05	Westpac Custodian Nominees		-1,352	-3,806
22/11/05	Westpac Custodian Nominees		-2,297	-6,467
22/11/05	Westpac Custodian Nominees		-1,211	-3,409
22/11/05	Westpac Custodian Nominees		-1,226	-3,452
22/11/05	Westpac Custodian Nominees		-1,417	-3,989
22/11/05	Westpac Custodian Nominees		-383	-1,078
22/11/05	Westpac Custodian Nominees		-1,049	-2,953
22/11/05	Westpac Custodian Nominees		-402	-1,132
22/11/05	Westpac Custodian Nominees		-1,463	-4,119
22/11/05	Westpac Custodian Nominees		-1,295	-3,646
22/11/05	Westpac Custodian Nominees		-718	-2,021
22/11/05	Westpac Custodian Nominees		-604	-1,700
22/11/05	Westpac Custodian Nominees		-1,473	-4,147
22/11/05	Westpac Custodian Nominees		-1,273	-3,584
22/11/05	Westpac Custodian Nominees		-1,626	-4,578
22/11/05	Westpac Custodian Nominees		-1,208	-3,401
22/11/05	Westpac Custodian Nominees		-6,746	-18,992
22/11/05	Westpac Custodian Nominees		-646	-1,819
22/11/05	Westpac Custodian Nominees		-709	-1,996
22/11/05	Westpac Custodian Nominees		-2,566	-7,224
22/11/05	Westpac Custodian Nominees		-1,568	-4,414
22/11/05	Westpac Custodian Nominees		-871	-2,452
22/11/05	Westpac Custodian Nominees		-1,421	-4,001
22/11/05	Westpac Custodian Nominees		-1,655	-4,659
22/11/05	Westpac Custodian Nominees		-1,377	-3,877
22/11/05	Westpac Custodian Nominees		5,000	14,300
22/11/05	Westpac Custodian Nominees		38,000	108,448
23/11/05	Westpac Custodian Nominees		408	1,085
23/11/05	Westpac Custodian Nominees		395	1,051
23/11/05	Westpac Custodian Nominees		1,125	2,993
23/11/05	Westpac Custodian Nominees		416	1,107
23/11/05	Westpac Custodian Nominees		1,016	2,703
23/11/05	Westpac Custodian Nominees		468	1,245
23/11/05	Westpac Custodian Nominees		422	1,123
23/11/05	Westpac Custodian Nominees		1,154	3,070
23/11/05	Westpac Custodian Nominees		456	1,213
24/11/05	Westpac Custodian Nominees		2,000	5,400
24/11/05	Westpac Custodian Nominees		8,000	21,600
		Total	**17,879,559**	**219,768**
	BT Investment Management No.3 Pty Ltd		**17,879,559**	**219,768**

TOTAL:

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding through personal superannuation fund – Scheinkestel Superannuation Pty Ltd
Date of change	29 November 2005
No. of securities held prior to change	7,590 shares to be issued on 30 November 2005 under the terms of the scheme of arrangement to effect the demerger of the company from Mayne Group Limited
Class	Ordinary Shares
Number acquired	11,746
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$31,596.74
No. of securities held after change	19,336

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Form 603
Corporations Law
Section 671B

Notice of initial substantial holder

MYP

To:Company Name/Scheme: The Secretary
Mayne Pharma Limited
Level 21
390 St Kilda Road
MELBOURNE VIC 3000
Fax: 9868 1179

ACN/ARSN: ACN 097 064 330

1. Details of substantial shareholder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes
MLC Limited ACN 000 000 402 (0.002%)
MLC Investments Limited ACN 002 641 661 (7.21%)

The holder became a substantial holder on 02/ 12 / 2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary	46,187,679	46,187,679	7.21%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[E]	Class and number of securities
MLC Limited	Power to control voting and/or disposal of securities	Ordinary 11,463
MLC Investments Limited	Power to control voting and/or disposal of securities	Ordinary 46,176,216
TOTAL		46,187,679

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
MLC Limited	Westpac Custodian Nominees Limited (ACN 002 861 565)		Ordinary 11,463
MLC Investments Limited	Westpac Custodian Nominees Limited		Ordinary 45,949,269
	RBC Global Services Australia Nominees Pty Limited (MasterKey Custom Superannuation Fund A/C) (ACN 097 125 123)		Ordinary 221,198
	RBC Global Services Australia Nominees Pty Limited (HML Superannuation Fund A/C)		Ordinary 5,749

cnwdata:leg:county:ssnbrl

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
MLC Limited	02/12/2005	$2.49		Ordinary 11,463
MLC Investments Limited	02/12/2005	$2.49		Ordinary 45,949,269
MLC Investments Limited (MasterKey Custom)	02/12/2005	$2.49		Ordinary 221,198
MLC Investments Limited (HML Superannuation Fund)	02/12/2005	$2.49		Ordinary 5,749

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable	Nature of association
MLC Limited ACN 000 000 402	Is a related body corporate of National Australia Bank Limited
MLC Investments Limited ACN 002 641 661	Is a related body corporate of National Australia Bank Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MLC Limited	Ground Floor 105-153 Miller Street NORTH SYDNEY NSW 2060
MLC Investments Limited	Ground Floor 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
RBC Global Services Australia Nominees Pty Limited	2 Park Street SYDNEY NSW 2000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000

Signature

print name Brendan T Case

Capacity
Company Secretary
for and on behalf of National Australia Bank Limited

Signature

date / /

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 603 Notice of initial substantial holder signed by me and dated
/ /

B T Case
Associate Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%) (In liquidation)
Peterel Financing Limited (In liquidation)
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
BNZ International Funding Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated (In liquidation)
Maroro Leasing Limited (In liquidation)
New Zealand Card Services Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited (In liquidation)
Screen Holdings No. 6 Limited (In liquidation)

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC
National Australia Capital Markets (Japan) Co Ltd

National Australia Bank Capital LLC

National Australia Funding, (Delaware) Inc.

National Mortgage Securities Inc

NAB Gold LLC

NAB Iron LLC

National Capital Holdings I LLC

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
MLC Asia Ltd

MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited (In Liquidation)
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited (In Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management Holdings Limited

National Australia Financial Management Limited
National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited

National Wealth Management Europe Services Limited
MLC Savings Limited
MLC Trust Management Company Limited
Clydesdale Bank Insurance Brokers Limited
National Australia Insurance Services Limited
Yorkshire Bank Financial Services Limited
MLC UK Nominees Limited

Wealth Management Mauritius Holdings Limited

PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Bank Finance Ireland Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)

National Australia Group Europe Limited

NAGE Trustee Company Limited
National Australia Bank Pension Trustee (UK) Limited

National Americas Holdings Ltd
National Capital Investments Limited
Tokenhouse Investments Limited
National Australia Group Optimal Investments Limited

Amber Liquid (UK) Investments Limited

National Europe Holdings Limited

National Australia Group Europe Services Ltd
National Australia (Asset Finance) Limited
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited
National Australia Finance (Vessel Leasing) Limited
National Australia Finance (Vessel Leasing No 1) Limited
National Australia Finance (Vessel Leasing No 2) Limited
National Australia Finance (Vessel Leasing No 3) Limited
National Australia Finance (Infrastructure Leasing No 1) Limited
Custom Fleet Limited
Fairhalsen Collections Ltd
National Australia UK Pension Trustee Ltd
National Australia Group CIF Trustee Limited
National Australia Group SSP Trustee Ltd

Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Australia Group Europe Investments Limited
NAGEO B.V.
Angara Company Limited
Ariodante Limited
P.F.A. (UK) Limited
PMJI Inc
Starfish Company Limited
National Australia Group Europe Finance B.V.

NAB Investments Limited
National Australia Group Europe Asset Investments Limited
National Australia Group Europe Asset Holdings Limited

National Europe Holdings (GB) Limited
National Australia Bank (GB) Limited

Clydesdale Bank PLC
CB House Purchase Limited
CB Nominees Limited
CB Trustee Nominees Limited
Clydesdale Bank Asset Finance Limited

CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited

Clydesdale Bank Pension Trustee Limited
Clydesdale Europe Finance Limited (75%)
Warren Collections Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank Limited
Clydesdale Bank Custodian Nominees Limited

Yorkshire Bank Retail Services Ltd.
Storecard Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Northern and General Finance Ltd.
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Nominees Ltd
Brunswick Collection Services Ltd
Yorbank Nominees Ltd.
YB Trust Company Ltd.
Clydesdale Custodian Nominees Limited
Scottish Agricultural Securities Corporation PLC (33%)

Yorkshire Bank Investments Ltd.
Yorkshire Bank PLC
Machill Investments Limited (90%)
Yorkshire BHK Limited

North British Finance Group Ltd.
Eden Vehicle Rentals Ltd
MSRA UK Limited
EVR Limited

National Australia Capital Securities (Jersey) Limited
National Australia Capital Securities (UK) PLC
Guidestar Financial Limited
NAF Trustees Limited

National Australia Corporate Services Limited

Nautilus Insurance (Europe) Ltd
Nautilus Insurance Pte. Ltd.

Young Street Limited
National Australia Capital Funding (UK) Plc

National Australia Group Services Limited
Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies

ARDB Limited

Australian Banks' Export Re-finance Corporation Limited

BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
National Australia Corporate Advisory Limited (In liquidation)
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)
Matrix Film Investment One Pty Limited

Diba Investments Limited
National Australia Finance (Asia) Limited
National Australia Finance (Hong Kong) Plc

National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd

O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd

NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited

Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Deesam Pty Ltd (85%)
Portsmouth Investment Company Pty Limited (20%)
Rycee 6 Pty Ltd (85%)

Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)
Relationship Services Pty Limited

Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Limited (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	5 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding through personal superannuation fund – Scheinkestel Superannuation Pty Ltd
Date of change	6 December 2005
No. of securities held prior to change	19,336
Class	Ordinary
Number acquired	4,100
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,127
No. of securities held after change	23,436
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


mayne


symbion
Health

13 December 2005

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

MYP & SYB – CGT Cost Bases

As set out in the explanatory memorandum dated 7 October 2005 for the demerger of Mayne Pharma Limited from Mayne Group Limited, the apportionment of the cost base of post-CGT Mayne Group shares between the Symbion Health shares and the Mayne Pharma shares should be based on the respective market values of Symbion Health Shares and Mayne Pharma Shares just after the Demerger. As also noted in the explanatory memorandum, shareholders may wish to use the volume weighted average price ('VWAP') of Symbion Health Shares and Mayne Pharma Shares sold on the Australian Stock Exchange (ASX) over the first five days of trading in each share commencing from 21 November 2005.

Mayne Pharma Limited and Symbion Health Limited advise that the VWAPs for trading through the ASX in their respective shares from 21 November to 25 November 2005 were:

Mayne Pharma Limited $2.737724

Symbion Health Limited $3.453874

The Australian Taxation Office has prepared a fact sheet which sets out for shareholders in Mayne Group Limited the method for determining the capital gains tax cost base applicable to shares in Mayne Pharma Limited and Symbion Health Limited. This fact sheet can be obtained by visiting the ATO website using the following link: http://www.ato.gov.au/large/content.asp?doc=/content/66867.htm.

Yours faithfully

Mayne Pharma Limited

Dimitri Kiriacoulacos
General Counsel & Company Secretary

Symbion Health Limited

Tim Paine
General Counsel & Company Secretary

Mayne Pharma Limited
ABN 58 097 064 330
Level 21, 390 St Kilda Road, Melbourne
Victoria 3004 Australia

Symbion Health Limited
ABN 56 004 073 410
Level 7, 5 Queens Road, Melbourne
Victoria 3004 Australia

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquisition for personal superannuation fund via Bond Street Custodians Ltd
Date of change	6 December 2005
No. of securities held prior to change	2,210
Class	Ordinary shares
Number acquired	10,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,200
No. of securities held after change	12,210
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 December 2005
No. of securities held prior to change	12,210
Class	Ordinary
Number acquired	922
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,282.87
No. of securities held after change	13,132
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkesel
Date of last notice	7 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 December 2005
No. of securities held prior to change	23,436
Class	Ordinary
Number acquired	838
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,074.88
No. of securities held after change	24,274
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 December 2005
No. of securities held prior to change	45,227
Class	Ordinary
Number acquired	2,214
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 5,481.85
No. of securities held after change	47,441
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rowan McRae Russell
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 December 2005
No. of securities held prior to change	53,450
Class	Ordinary
Number acquired	1,107
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,740.92
No. of securities held after change	54,557
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


mayne


symbion
Health

23 December 2005

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Demerger of Mayne Pharma Limited – communication with shareholders

We attach a letter to be despatched to shareholders of Symbion Health Limited (formerly Mayne Group Limited) as at 25 November 2005, being the Record Date for the completed demerger of Mayne Pharma Limited.

Yours faithfully

Mayne Pharma Limited

Dimitri Kiriacoulacos
General Counsel & Company Secretary

Symbion Health Limited

Tim Paine
General Counsel & Company Secretary

Mayne Pharma Limited
ABN 58 097 064 330
Level 21, 390 St Kilda Road, Melbourne
Victoria 3004 Australia

Symbion Health Limited
ABN 56 004 073 410
Level 7, 5 Queens Road, Melbourne
Victoria 3004 Australia


mayne


symbion
Health

23 December 2005

Dear Shareholder

We are pleased to confirm that on 16 November 2005, Mayne Group Limited (Mayne Group) shareholders voted overwhelmingly in favour of a demerger of Mayne Group's international pharmaceutical operations (Mayne Pharma) from its family of domestic healthcare businesses. The demerger became effective on 18 November 2005, following the Supreme Court of Victoria's approval of the scheme of arrangement for the demerger. As part of the demerger, shareholders also endorsed Mayne Group's name change to Symbion Health Limited.

The demerger has created two focused companies that are better placed to concentrate on their core activities, pursue growth opportunities and develop capital structures and financial policies appropriate to their own particular strategic and operational objectives. The Board of Directors of both Mayne Pharma and Symbion Health are confident that following the demerger, each company is in a better position to realise its full potential.

Following the demerger, Symbion Health is a large, Australian healthcare-focused company with leading market positions in pathology (including medical centres), diagnostic imaging, pharmacy and health-related consumer products.

Mayne Pharma is an international company focused on the development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals with an emphasis on oncology (anti-cancer) products. Mayne Pharma is a major exporter from Australia with more than 70% of its sales revenue in the 2005 financial year generated in the northern hemisphere.

On 21 November 2005, both Mayne Pharma's and Symbion Health's ordinary shares commenced trading separately on the Australian Stock Exchange. All eligible shareholders received one share in Mayne Pharma for every Mayne Group share held prior to the demerger. The Mayne Pharma shares received by eligible shareholders are new shares automatically issued to you as part of the demerger. As these are new shares, you should have received a transaction confirmation statement in the mail confirming the issue of these shares to you.

Since Mayne Group has changed its name to Symbion Health as part of the demerger, your Mayne Group shares held prior to the demerger now trade under the name of Symbion Health.

Provided Australian resident shareholders elect demerger rollover relief, there are no Australian income tax or capital gains tax implications associated with the demerger, except for an adjustment to the capital gains tax cost base of your Mayne Group shares and the establishment of the new capital gains tax cost base of Symbion Health and Mayne Pharma shares held after the demerger.

Mayne Pharma Limited
ABN 58 097 064 330
Level 21, 390 St Kilda Road, Melbourne
Victoria 3004 Australia

Symbion Health Limited
ABN 56 004 073 410
Level 7, 5 Queens Road, Melbourne
Victoria 3004 Australia


mayne


symbion
Health

In simple terms, 55.783% of the original cost base of your Mayne Group shares will be the cost base of your Symbion Health shares, and 44.217% of the original cost base of your Mayne Group shares will be the cost base of your Mayne Pharma shares. Please refer to the fact sheet released by the Australian Taxation Office for further details. This can be accessed at the Australian Taxation Office website http://www.ato.gov.au/large/content.asp?doc=/content/66867.htm. We recommend that you consult with your financial and tax advisors should you have any questions regarding the tax treatment for your shares.

If your address as shown on the Mayne Group share register prior to the demerger was outside Australia, Hong Kong, New Zealand, Singapore, the United Kingdom or the US, you were not eligible to receive and did not receive Mayne Pharma shares as part of the demerger. Instead the Mayne Pharma shares to which you would otherwise have been entitled to were sold on your behalf, and you should have received a cheque for the proceeds from this sale. You should seek your own advice regarding the tax implications of the demerger applicable in your jurisdiction. Should you wish, you can now invest in Mayne Pharma shares directly by acquiring them on the Australian Stock Exchange.

Should you have any questions in relation to your shareholdings in Mayne Pharma or Symbion Health, please contact Link Market Services on 1300 727 265 (within Australia only) or +61 3 9615 9128.

Yours sincerely

Peter Willcox
Chairman
Mayne Pharma Limited

Paul McClintock
Chairman
Symbion Health Limited

Mayne Pharma Limited
ABN 58 097 064 330
Level 21, 390 St Kilda Road, Melbourne
Victoria 3004 Australia

Symbion Health Limited
ABN 56 004 073 410
Level 7, 5 Queens Road, Melbourne
Victoria 3004 Australia

Form 604
Corporations Law
Section 671B

Notice of change of interests of substantial holder

MYP

To:Company Name/Scheme	**The Secretary** **Mayne Pharma Limited** **Level 21** **390 St Kilda Road** **MELBOURNE VIC 3004** **Fax: 9868 0166**
ACN/ARSN	**ACN 097 064 330**
1. Details of substantial holder Name ACN (if applicable)	National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes: National Asset Management Limited ACN 062 806 884 (previous Nil; present 0.182%); National Australia Trustees Limited ACN 007 350 405 (previous Nil; present 0.009%) MLC Limited ACN 000 000 402 (previous 0.002%; present 0.056 %) MLC Investments Limited ACN 002 641 661 (previous 7.21%; present 8.055%) gives notice of a change in relevant interests
There was a change in the interests of the substantial holder on	30/12/2005
The previous notice was given to the company on	02/12/2005
The previous notice was dated	02/12/2005
2. Previous and present voting power:	The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary	46,187,679	7.21%	53,188,183	8.302%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
02/12/2005 to 30/12/2005	MLC Investments Limited	Share purchase	$2.49 to $2.55	Ordinary 6,150,863	6,150,863
02/12/2005 to 30/12/2005		Share sale	$2.48 to $2.50	Ordinary 716,700	716,700
02/12/2005 to 30/12/2005	MLC Limited	Share purchase	$2.49 to $2.55	Ordinary 345,074	345,074
02/12/2005	National Asset Management Limited	Share purchase	$2.49	Ordinary 1,165,098	1,165,098
02/12/2005	National Australia Trustees Limited	Share purchase	$2.49	Ordinary 56,169	56,169

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
MLC Limited	Westpac Custodian Nominees Limited (ACN 002 861 565)		Power to control voting and/or disposal of shares	Ordinary 356,537	356,537
MLC Investments Limited	Westpac Custodian Nominees Limited		Power to control voting and/or disposal of shares	Ordinary 51,383,432	51,383,432
	RBC Global Services Australia Nominees Pty Limited (MasterKey Custom Superannuation Fund A/C) (ACN 097 125 123)		Power to control voting and/or disposal of shares	Ordinary 221,198	221,198
	RBC Global Services Australia Nominees Pty Limited (HML Superannuation Fund)		Power to control voting and/or disposal of shares	Ordinary 5,749	5,749
				Sub Total	51,610,379

4. Present relevant interests cont.

National Asset Management Limited	National Australia Financial Management Limited (ACN 000 176 116) National Nominees Limited (ACN 004 278 899)		Power to control voting and/or disposal of shares Power to control voting and/or disposal of shares	Ordinary 1,059,361 Ordinary 105,737	1,059,361 105,737
				Sub total	1,165,098
National Australia Trustees Limited	Unknown		Power to control voting and/or disposal of shares	Ordinary 56,169	56,169

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
No change	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MLC Limited	Ground Floor 105-153 Miller Street NORTH SYDNEY NSW 2060
MLC Investments Limited	Ground Floor 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
National Asset Management Limited	Level 6 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Trustees Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
National Nominees Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000
RBC Global Services Australia Nominees Pty Limited	2 Park Street SYDNEY NSW 2000

Signature

name	Garry F Nolan	Capacity Company Secretary for and on behalf of National Australia Bank Limited
signature		date / /

Annexure A

This is Annexure A of three pages referred to
in the Form 604 Notice of change of interests of substantial holder signed by me and dated
/ /

Garry F Nolan
Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%) (In liquidation)
Peterel Financing Limited (99%) (In liquidation)
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
BNZ International Funding Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated (In liquidation)
Maroro Leasing Limited (In liquidation)
New Zealand Card Services Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited (In liquidation)
Screen Holdings No. 6 Limited (In liquidation)

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC
National Australia Capital Markets (Japan) Co Ltd

National Australia Bank Capital LLC

National Australia Funding (Delaware) Inc.

National Mortgage Securities Inc

NAB Gold LLC

NAB Iron LLC

National Capital Holdings 1 LLC

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
MLC Asia Ltd

MLC Corporate Services Asia Pte Limited
PT MLC Investment (Indonesia) Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited (In Liquidation)
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited (In Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management Holdings Limited
National Australia Financial Management Limited
National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited
National Wealth Management Europe Services Limited
National Australia Insurance Services Limited
MLC Savings Limited

MLC Trust Management Company Limited
Clydesdale Bank Insurance Brokers Limited
Northern Bank Insurance Services Ltd.
Yorkshire Bank Financial Services Limited
MLC UK Nominees Limited

Wealth Management Mauritius Holdings Limited

PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Bank Finance Ireland Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)

National Australia Group Europe Limited

NAGE Trustee Company Limited
National Australia Bank Pension Trustee (UK) Limited

National Americas Holdings Ltd
National Capital Investments Limited
Tokenhouse Investments Limited
National Australia Group Optimal Investments Limited

Amber Liquid (UK) Investments Limited

National Europe Holdings Limited

National Australia Group Europe Services Ltd
National Australia (Asset Finance) Limited
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited of S
National Australia Finance(Vessel Leasing) Limited
National Australia Finance(Vessel Leasing No 1) Limited
National Australia Finance(Vessel Leasing No 2) Limited
National Australia Finance(Vessel Leasing No 3) Limited
National Australia Finance(Infrastructure Leasing No 1) Limited
Custom Fleet Limited
Fairhalsen Collections Ltd
National Australia UK Pension Trustee Ltd
National Australia Group CIF Trustee Ltd
National Australia Group SSP Trustee Ltd

Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Australia Group Europe Investments Ltd
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PFA Limited
PMJI Inc
Starfish Company Limited
National Australia Group Europe Finance B.V.

NAB Investments Limited
National Australia Group Europe Asset Investments Limited
National Australia Europe Asset Holdings Limited

National Europe Holdings (GB) Ltd
National Australia Bank (GB) Limited

Clydesdale Bank PLC
CB House Purchase Limited
CB Nominees Limited
CB Trustee Nominees Limited

Clydesdale Bank Asset Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited

Clydesdale Bank Pension Trustee Limited

Clydesdale Europe Finance Limited (75%)
Warren Collections Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank Limited

Clydesdale Bank Custodian Nominees Limited

Yorkshire Bank Retail Services Ltd.
Storecard Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Northern and General Finance Ltd.
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd
Yorbank Nominees Ltd.
YB Trust Company Ltd.
Clydesdale Custodian Nominees Limited
Scottish Agricultural Securities Corporation PLC (33%)

Yorkshire Bank Investments Ltd.
Yorkshire Bank PLC
Machill Investments Limited (90%)
Yorkshire BIHK Limited

North British Finance Group Ltd
Eden Vehicle Rentals Ltd.
MSRA UK Limited
EVR Limited

National Australia Capital Securities (Jersey) Limited
National Australia Capital Securities (UK) PLC
Guidestar Financial Limited
NAF Trustee Limited

National Australia Corporate Services Limited

Nautilius Insurance (Europe) Ltd
Nautilus Insurance Pte. Ltd.

Young Street Limited
National Australia Capital Funding (UK) Plc

National Australia Group Services Limited
Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited (In liquidation)
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies

ARDB Limited

Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
National Australia Corporate Advisory Limited (In liquidation)

NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)

Matrix Film Investment One Pty Limited

Diba Investments Limited

National Australia Finance (Asia) Limited
National Australia Finance (Hong Kong) Plc

National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd

O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd

NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited

Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Deesam Pty Ltd (85%)
Portsmouth Investments Company Pty Ltd (20%)
Rycee 6 Pty Ltd (85%)

Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)

Relationship Services Pty Limited

Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Limited (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)